UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-36195

SUNGY MOBILE LIMITED

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Tel: (+86 20) 6681-5066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sungy Mobile Limited

By:	/s / Longfei Zhou
Name:	Longfei Zhou
Title:	Chief Financial Officer

Date: May 19, 2015

EXHIBIT INDEX

Page
Exhibit 99.1 – Press release	4

Exhibit 99.1

Sungy Mobile’s “Special Committee” was Advised that A Buyer Consortium was Formed for the Proposed “Going Private” Transaction

Guangzhou, China, May 19, 2015 – Sungy Mobile Limited (NASDAQ: GOMO) (“Sungy Mobile” or the “Company”), a leading provider of mobile internet products and services globally with a focus on applications and mobile online platform development, today announced that the special committee of independent directors (the “Special Committee”) has been informed by IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund-A L.P., IDG Technology Venture Investment III, L.P., IDG-Accel China Investors L.P. (collectively “IDG”), Mr. Yuqiang Deng, chairman and chief executive officer of the Company (“Mr. Deng”) and Mr. Zhi Zhu, co-chief operating officer of the Company (“Mr. Zhu”), that IDG, Mr. Deng and Mr. Zhu entered into a consortium agreement on May 18, 2015, pursuant to which they jointly proposed to acquire the Company in a “going private” transaction (the “Proposed Transaction”).

As previously announced, the board of directors for the Company (“the “Board”) received a preliminary non-binding proposal letter (the “Proposal”) dated April 13, 2015 from Mr. Deng and Mr. Zhu. According to the Proposal, Mr. Deng and Mr. Zhu proposed to acquire the Company in a “going private” transaction for all of the Company’s outstanding ordinary shares that were not then beneficially owned by them, including ordinary shares represented by the Company’s American depositary shares (or “ADSs”, each representing six Class A shares of the Company), at a price of $4.90 per ADS (or approximately $0.82 in cash per ordinary share). Subsequently, the Board formed the Special Committee of independent directors to review and evaluate the Proposal. Based on the Company’s record, IDG, Mr. Deng and Mr. Zhu currently collectively owned 79,436,604 Class B Ordinary Shares, representing approximately 42% of the Company’s issued and outstanding ordinary shares on an as-converted basis (excluding 629,502 shares issued to the depositary in anticipation of future exercise of options) and approximately 67.8% of the total number of votes represented by the Company’s issued and outstanding ordinary shares.

The Special Committee is still in the process of evaluating the Proposed Transaction. The Company cautions its shareholders and others considering trading its securities that neither the Board nor the Special Committee has made any decision with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be made by IDG, Mr. Deng, Mr. Zhu or any other person, that any definitive agreement will be executed relating to the Proposed Transaction, or that the Proposed Transaction or any other transaction will be approved or consummated.

About Sungy Mobile

Sungy Mobile Limited (NASDAQ: GOMO) is a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. Sungy Mobile’s platform product, GO Launcher EX, manages apps, widgets and functions on Android smartphones and serves as users’ first entry point to their phones; it is the mobile access point from which many Android users are able to find new and innovative ways to customize their experience, download apps and interact with their mobile devices every day.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Sungy Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact

ICR, Inc.

Chenjiazi Zhong

Tel: +1-646-417-5388

Email: IR@gomo.com

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